Exhibit 21.0

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
iGATE Technologies, Inc. (f/k/a iGATE Capital Management Inc.)	Pennsylvania
iGATE Holding Corporation	Delaware
iGATE Management, Inc.	Pennsylvania
Highgate Venture Partners I, L.P. (f/k/a iGATE Venture Partners I, L.P.)	Delaware
Highgate Ventures I, L.P. (f/k/a iGATE Ventures I, L.P.)	Delaware
Pure Pay Partners, Inc. (f/k/a Mastech Application Services, Inc.)	Pennsylvania
iGATE, Inc. (f/k/a Mastech Systems Corporation)	Pennsylvania
iGATE Global Solutions Ltd. (f/k/a Mascot Systems Limited)	India
Synerge Holding, Inc.	Delaware
iGATE Infrastructure Management Services Limited (f/k/a ITandT Services Ltd.)	India
Mascot Systems GmbH	Germany
Pan- Asia iGATE Solutions	Mauritius
iGATE Global Solutions Mexico S.A.DE C.V.	Mexico
Patni Computer Systems Limited	India